Exhibit 4.44

AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

DURING THE SECOND HALF OF 2017

This Agreement is made on 26 May 2017 in Guangzhou by and between:

Party A: China Southern Airlines Company Limited

Address: Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu

District, Guangzhou, Guangdong Province

Legal Representative: Wang Chang Shun (王昌顺)

Party B: CSA International Finance Leasing Co., Ltd.* (南航国际融资租赁有限公司)

Address: X1301-I1254 (Own building No. 1), 106 Fengze Road East, Nansha District, Guangzhou

Legal Representative: Wang Jianjun (王建军)

As to Party B’s provision of aircraft related financing services to Party A, Party A and Party B, in the principle of equality and mutual benefit, and through friendly consultations, have reached a framework agreement as follows:

Chapter 1 General Provisions

1    As to that in the second half of 2017, Party A is proposed to introduce finance leasing business with regard to aircraft, Party A has agreed Party B to provide it each year with finance leasing service, the amount of which shall not be more than a half of the total amount for introducing the aircraft.

2    The integrated cost of Party B’s aircraft financing program provided to Party A and the fee quote of finance leasing service charge shall not be higher than that of the shortlisted financing program and the fee quote of finance leasing service charge from independent third parties invited by Party A for bids or inquiries.

Chapter 2 Specific Agreements

3    According to this Framework Agreement, Party A will enter into separate financing agreements with Party B with regard to the aircraft. The main content of such agreements will be as follows:

Lessor(s): Southern Airlines Lease or its wholly-owned subsidiaries set up in Guangzhou Nansha Bonded Port Area, China (Shanghai) Pilot Free Trade Zone, Tianjin Dongjiang Bonded Port Area or other areas.

Lessee(s): China Southern Airlines Company Limited or its wholly-owned / holding subsidiaries.

Subject matter: some aircrafts Party A plans to introduce in the second half of 2017.

Lease method: finance leasing

Financing amount: not more than 100% of the total purchase price of the subject matter.

Interest rate for lease: as agreed by Lessor and Lessee.

Total rental amount: including the principal and the interest.

Payment method: following the delivery date of the subject matter the rental shall be paid monthly, quarterly or semi-annually and on the basis of equal principal or equal principal of principal and interest. The Lessor shall issue to the Lessee special VAT invoice against the full amount of principal and interest of the finance leasing for the Lessee to use for deduction of VAT.

Lease service charge: For each aircraft, the Lessee shall pay finance leasing service charge to Party B or the Lessor prior to the delivery date of the aircraft. The finance leasing service charge for each aircraft shall not exceed 1% of the financing amount.

The ownership of the equipment to be leased: During the lease period, the Lessor shall have the ownership of the aircraft. Upon the payment of the final installment of rental and the final nominal repurchase price made by the Lessee to the Lessor, the Lessor shall transfer the ownership of the aircraft to the Lessee.

Chapter 3 Special Agreements

4    Both parties shall follow a fair and reasonable pricing principle based on market price. The preconditions for Party A’s selection of Party B to arrange finance leasing for it to introduce aircraft shall include:

(1) Party B shall operate stably and have the qualifications and abilities to be engaged in large-scale finance leasing transactions with regard to aircraft.

(2) Party B shall refer to results of bids or inquiries invited by Party A to provide financing program to Party A and the integrated cost of such program and the quoted finance leasing service charge shall not be higher than that of the shortlisted financing program and the quoted finance leasing service charge from independent third parties invited by Party A for bids or inquiries.

(3) The Lessor shall be able to issue to the Lessee special VAT invoice against the full amount of principal and interest of the finance leasing for the Lessee to use for deduction of VAT. Meanwhile, the finance leasing service charge shall be lower than the deductible VAT on interest, which will help lower the financing cost of the Lessee.

5    The total rental Party A shall pay in the lease period to Party B or the Lessor for the aircraft which will be introduced in the second half of 2017 and which have been introduced in the first half of 2017 shall not exceed the ceiling limit of US$1.3 billion or equivalent RMB.

6    The total finance leasing service charge Party A shall pay in the lease period to Party B or the Lessor for the aircraft which will be introduced in the second half of 2017 and which have been introduced in the first half of 2017 shall not exceed the ceiling limit of US$9.10 million or equivalent RMB.

Chapter 4 Liability for Breach of Contract

7    Party A and Party B shall perform their respective obligation under this Agreement strictly. Any party’s violation of this Agreement shall constitute a breach of this Agreement, and shall bear the liability for breach of contract under the relevant provisions of the Contract Law of the People ‘s Republic of China and the other party shall have the right to terminate this Agreement.

8    If one party only violates a specific agreement signed in accordance with this Framework Agreement, its liability shall be determined in accordance with the specific agreement and shall not affect the continuing performance of this Framework Agreement and other Special Agreements.

Chapter 5 Effective Date and Term of Validity of this Agreement

9    This Agreement shall be effective during the period commencing from 1 July 2017 to 31 December 2017. This Agreement shall be subject to the approval of the Board of Directors of Party A and its General Meeting. As of the Effective Date of this Agreement, this Agreement shall have legal binding effect on both parties.

10    In thirty (30) days prior to the expiration date of this Agreement, Party A and Party B may elect to extend this Agreement in written and through friendly consultations upon approval by the Board of Directors of Party A and its General Meeting, unless otherwise specified or required by the listing rules applicable to Party A.

Chapter 6 Supplementary Provisions

11    Without prior written consents of both parties hereto, any party shall not alter or modify any terms or contents of this Agreement. To have legal binding effect on both parties, any supplements or modifications shall be agreed by both parties and formed a written supplementary agreement.

12    Both parties shall further negotiate to sign any written supplementary agreement for any matters not covered under this Agreement. Such written supplementary agreement shall have same legal effect as this Agreement.

13    Both parties shall settle, through friendly negotiation, any dispute arising from or in connection with the interpretation, effect and performance of this Agreement. If such dispute cannot be settled through negotiation, either party shall have the right to submit such dispute to a competent People’s Court in Guangzhou City.

14    This Agreement is made in six copies, with each party holding three copies. Each copy shall have equal legal effect.

Party A: China Southern Airlines Company Limited

Authorized Representative:

Party B: CSA International Finance Leasing Co., Ltd.* (南航国际融资租赁有限公司)

Authorized Representative: